

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Pablo Di Si
Chief Financial Officer
FI CBM Holdings N.V.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

Re: FI CBM Holdings N.V.
Amendment No. 1 to Confidential Draft Registration Statement on
Form F-4
Submitted March 12, 2013
CIK No. 0001567094

Dear Mr. Di Si:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

What is the Merger, page iv

1.   We note your response to prior comment 3. As stated in Release No. 34-17719, and in Release No. 34-16075, which you cite in your response, all holders of the class of subject security must be on an equal footing and must be offered or receive the same form and amount of consideration. We understand that only certain holders of CNH common shares will be receiving special voting rights, and that not all holders of CNH common shares whose shares are purchased in the transaction will necessarily have received the CNH Dividend. Please address this in your Rule 13e-3 analysis.

2.   We note that Rule 13e-3(g)(2) applies to any transaction "in which security holders are offered or receive only an equity security." Approval of the merger is assured, without the vote of any unaffiliated security holders of CNH, given that Fiat Industrial will cause

CNH to vote in favor of the transaction. Fiat Industrial also committed itself, pursuant to the terms of the merger agreement, to cause CNH to declare and pay the CNH Dividend to unaffiliated security holders as consideration for the entry by CNH into the merger agreement. Thus, unaffiliated security holders of CNH will be receiving, in connection with the transaction and without any action on their part, a certain number of DutchCo common shares, plus the CNH Dividend in cash, in exchange for their current interest in CNH. The Rule 13e-3(g)(2) exception is not available when security holders receive consideration in the transaction consisting of a combination of cash and stock. Given these factors, please advise how you determined that Rule 13e-3 is not applicable to this transaction.

Will I have the right to elect to participate in the loyalty voting structure, page v

3.   Please expand your response to prior comment 5 to clarify how you determined that your shareholders will not be able to increase their voting interest by acquiring special voting shares, as indicated in the last sentence of your response, given the provisions in Article 12 of your articles of incorporation regarding the process for transfer of these shares. Please address how Article 12 relates to the provisions in Article 4 and to the transfer restrictions in Section 8. To the extent that the transfer provisions in Article 12 will not be available to shareholders, please revise the appropriate section or sections of the prospectus to make this explicit.

How can I elect to participate in the loyalty voting structure, page vi

4.   We note your response to prior comment 7, and the declaration required in section 3(a) of the form included as appendix F. Please revise, here and where appropriate, to address the extent to which the terms in the special voting share terms and conditions conflict with the transfer provisions in Article 12 of your articles of incorporation. Also address how Article 12 impacts the agreement in section 3(b) of appendix F.

Merger Consideration, page 7

5.   We note your response to prior comment 9; however, it remains unclear how you determined that the cash dividend should not be presented as part of the transaction consideration given that the merger was conditioned on payment of the dividend and the dividend would not have been paid had the parties not entered into the merger. We also note your disclosure on page 79 that the IRS might assert that the dividend should be treated as additional consideration paid to the CNH shareholders in the CNH merger. Please advise. Please also revise the appropriate sections to highlight the fact that the aggregate consideration of Dutchco shares together with the cash dividend serves the basis for the fairness opinions of the financial advisors. Finally, where you present the amount of consideration to be received in the merger, revise to state that unaffiliated CNH holders who purchased subsequent to the cash dividend record date will receive merger consideration that, in the opinion of your financial advisors, is inadequate.

Conditions, page 7

6.   We refer to your response to our prior comment 10. Please confirm that you will include in your filing the Fairness Opinion and related consent from Reconta Ernst & Young. For guidance, refer to the last sentence of the second-to-last paragraph of the letter dated August 24, 2000 from the Office of the Chief Accountant.

7.   Please expand your response to prior comment 11 to address how you determined that the fairness reports you reference in your response are not reports, opinions or appraisals within the meaning of Form F-4 Item 4(b) and Item 1015 of Regulation M-A, citing all authority upon which you rely. Specifically address the fact that the transaction was conditioned on the receipt of the reports, that the reports relate to the consideration to be received in the transaction, and that the reports are referenced in the agreement that is included in the prospectus. Alternatively, revise to provide the disclosure required by Form F-4 Item 4(b) with respect to these reports.

The Merger, page 43

8.   Please expand your response to prior comment 15 to clarify how you determined the analysis referenced in the last sentence of your response "is not relevant to investors," or revise your disclosure accordingly. Also, please explain in detail how you determined that the analyses presented prior to October 12, 2012 would be largely duplicative of the analyses described on pages 63 through 76 of the document given the different transaction under consideration and the different conclusion regarding the fairness of the transaction reached in the opinion referenced in the sixth paragraph on page 50. Alternatively, revise your disclosure accordingly.

9.   We note your response to prior comment 16. Given that, as you disclose on page 70, the CNH management projections were utilized in the discounted cash flow analysis, that the analysis is described in the prospectus, and that you discuss on page 71 the per share range of implied value based on management's projections, these projections should be disclosed. Please also disclose the reasons for the differences between management's projections and those based on public information that the financial advisors relied upon in performing the discounted cash flow analysis. Also disclose why the Special Committee directed the advisors to use only independent analysts' projections in rendering their opinions. Finally, to the extent that the projections differ from actual results as indicated in your response to prior comment 17, the projections should be presented in a format that will facilitate analysis of the reasons for differences between actual and forecast results. Please revise accordingly, or advise.

10.   We note your response to prior comment 17. Given, in part, that the shareholders of Fiat Industrial and CNH will receive stock consideration in the transaction and the disclosure that the financial advisors utilized the Fiat Industrial management projections when preparing the analysis discussed in the first full paragraph on page 74, the Fiat Industrial

management projections should be disclosed. Please revise. To the extent that the projections differ from actual results as indicated in your response, the projections should be presented in a format that will facilitate analysis of the reasons for differences between actual and forecast results. You should also revise your Management's Discussion and Analysis and any other appropriate section or sections of your document to address the basis for any change in operating trends that resulted in the differences between the actual and forecast results.

Opinions of the Financial Advisors, page 63

11. Please expand your response to prior comment 21 to address specifically the reports referenced in your response to prior comment 11 and the materials referenced in your response to prior comment 20, including the inadequacy opinions.

Tax Consequences, page 78

12. Please expand your response to prior comment 23 to clarify why you are not able to provide an opinion addressing the treatment of the CNH dividend, and to discuss the risks to investors of the different tax consequences addressed in the second to last paragraph on page 79.

Loyalty Voting Structure, page 208

13. Please expand your response to prior comment 41 to disclose the specific covenants that might lead to the breach compensation payment discussed on page 210. Discuss in more detail how these payments will be enforced. Also, address the extent to which shareholders could be liable after following the transfer provisions in Article 12 of your articles of incorporation.

Enforcement of Civil Liabilities, page 243

14. Please make clear whether shareholders may originate actions in Italy based upon U.S. securities laws.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc: Scott Miller
        Sullivan & Cromwell LLP